CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES ANNUAL MEETING OF LIMITED PARTNERS; AGREES TO SIGNIFICANT CONTAINERSHIP AND PRODUCT TANKER TRANSACTION WITH CAPITAL MARITIME

ATHENS, Greece, July 24, 2014 – The Board of Directors of Capital Product Partners L.P. (Nasdaq:  CPLP) has called an annual meeting of Limited Partners to be held at the Partnership’s headquarters in Greece on August 21, 2014 at 11:30am local time.

The Partnership also announced today an agreement to acquire from its sponsor, Capital Maritime & Trading Corp. (“Capital Maritime”), three containerships and two product tankers, expected to be delivered to Capital Maritime between March 2015 and November 2015, at prices below current market value. In addition, Capital Maritime will provide the Partnership with a right of first refusal over six additional product tankers expected to be delivered to Capital Maritime between September 2015 and December 2016. These vessel purchase transactions are contingent upon, among other things, the Partnership amending its Second Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement”), to revise the target distributions to holders of incentive distribution rights. The amendment to the Partnership Agreement will be subject to, among other things, unitholder approval at the annual meeting.

Annual Meeting of Limited Partners

Unitholders of record at the close of business on July 16, 2014 are entitled to receive notice of, and to vote at, the annual meeting, or any adjournments or postponements thereof. It is expected that common unitholders will vote on proposals (1) to elect one Class I Director until the 2017 annual meeting (“Proposal One”); (2) to approve the Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. to revise the target distributions to holders of incentive distribution rights (“Proposal Two”) and (3) to approve an amendment and restatement of our 2008 Omnibus Incentive Compensation Plan amended July 22, 2010 to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 common units of the Partnership to 1,650,000 (“Proposal Three”).

The vessel acquisition transactions described below are contingent upon, among other things, approval of Proposal Two.

It is expected that holders of the Class B Convertible Preferred Units (the “Class B Units”) will vote on Proposal Two and Proposal Three only. Adoption of Proposal One requires the affirmative vote of a plurality of the common units represented at the annual meeting, excluding common units owned by Capital Maritime or its affiliates. Adoption of Proposal Two requires the affirmative vote of a majority of each of (1) the outstanding common units and (2) the outstanding common units and Class B Units considered together as a single class. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast by holders of the common units and Class B Units considered together as a single class.

Formal notice of the meeting and the Partnership’s proxy statement are being sent to unitholders of the Partnership. Electronic copies of the materials are accessible on the Partnership’s website at www.capitalpplp.com. Following receipt of a proxy card unitholders may vote their common units by accessing www.proxyvote.com.

Vessel Acquisitions from Capital Maritime and Related Matters

The Partnership has entered into a Master Vessel Acquisition Agreement, dated as of July 24, 2014, with its sponsor, Capital Maritime (the “Master Vessel Acquisition Agreement”), pursuant to which the Partnership will acquire, subject to the satisfaction or waiver of various conditions precedent, three newbuild Daewoo 9,160 TEU eco-flex containerships at $81.5 million for each vessel and two newbuild Samsung eco medium range product tankers at $33.5 million for each vessel. The Master Vessel Acquisition Agreement also provides that Capital Maritime will, subject to the terms of that agreement, grant the Partnership a right of first refusal over six additional newbuild Samsung eco medium range product tankers. The three containerships to be acquired are chartered to CMA CGM for a minimum charter term of 60 months and the two medium range product tankers to be acquired will at a minimum be chartered to Capital Maritime for a charter term of 24 months at a gross daily charter rate of $17,000 plus 50/50 profit share on actual earnings settled every 6 months.

As consideration for these below market vessel acquisitions, the Partnership has agreed, subject to, among other things, the approval of its unitholders, to amend its Partnership Agreement to revise the target distributions to holders of the Partnership’s incentive distribution rights as follows:

Proposed New Incentive Distribution Rights
	Quarterly Distribution Per LP Unit	Unitholders	GP	IDRs	Combined GP/IDRs
First Threshold	Until $0.2425	98%	2%	0%	2%
Second Threshold	$0.2425 up to $0.2675	85%	2%	13%	15%
Third Threshold	$0.2675 up to $0.2925	75%	2%	23%	25%
Thereafter	$0.2925	65%	2%	33%	35%

The transaction has been unanimously recommended by the Partnership’s Conflicts Committee and unanimously approved by the Partnership’s Board.

The transaction is expected to be accretive to the Partnership’s aggregate distributable cash flow in the long-term.  In addition, the financial terms of the vessel acquisitions are more favorable to the Partnership than might have otherwise been obtained had such assets been available only on a case-by-case basis at market terms. The proposed amendment to the Partnership Agreement also is expected to more closely align the interests of Capital Maritime, on the one hand, and the Partnership and its common unitholders, on the other hand.

Evercore is serving as the financial advisor to the Partnership’s Conflicts Committee and rendered a fairness opinion with respect to the transaction, and Akin Gump Strauss Hauer & Feld, LLP served as legal advisor.  Sullivan & Cromwell LLP is serving as legal advisor to Capital Maritime.

Forward-Looking Statements

The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth (including the proposed drop down transactions with our sponsor), demand, newbuilding deliveries and slippage as well as market and charter rate expectations and expectations regarding our quarterly distributions, amortization payments, ability to pursue growth opportunities and grow our distributions and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause actual results to be materially different from those expressed or implied in the forward-looking statements. Factors that could cause actual results to be materially different include those set forth in the “Risk Factors” section of our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd., Engen Petroleum Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website:  www.capitalpplp.com.

CPLP-G

Contact Details:

Capital GP L.L.C.
Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
E-mail:  i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail:  j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel.  +1-212-661-7566
E-mail:  cplp@capitallink.com

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